Sheppard Mullin Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130-2006 858.720.8900 main 858.509.3691 main fax www.sheppardmullin.com

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rwernli@sheppardmullin.com

March 25, 2020

VIA EDGAR

Edwin Kim, Esq.

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GAN Limited
Draft Registration Statement on Form F-1
Submitted January 31, 2020
CIK No. 0001799332

Mr. Kim:

On behalf of our client, GAN Limited (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 27, 2019, with respect to the above-referenced Draft Registration Statement.

The Company is concurrently filing a Registration Statement on Form F-1 (the “Registration Statement”) which has been revised to address the Staff’s comments. For your convenience, we have reproduced each of the Staff’s comments below and provided the Company’s response below each comment.

Draft Registration Statement on Form F-1

About This Prospectus

Industry and Market Data, page iii

1. Please identify the specific reports or publications that you used as the basis for industry statistics disclosed throughout your prospectus summary and business section. The figures and statistics derived from these reports or publications should be specifically cited when they are referenced in the disclosure. Further, please advise us whether you commissioned any of the reports that will be cited.

Response:

The Company has revised the disclosure in the Prospectus Summary and Business sections to reference reports used as a basis for industry statistics. The Company commissioned a report from Eilers & Krejcik Gaming, which is referenced Registration Statement. The Company has included a disclosure noting that it commissioned that report. See the disclosure on page iii of the Registration Statement.

2. In this section, you indicate industry and market data may be based on management estimates. Please specify where appropriate the disclosed figures and statistics that are based on management estimates and clarify how you determined these estimates.

Response:

The Company has revised the disclosure in the Summary and Business sections to specify, where appropriate, those figures and statistics that are based on management estimates, and the basis on which management formulated those estimates. See the disclosure on pages 1, 4, 61 and 65 of the Registration Statement.

Prospectus Summary

Who We Are, page 1

3. You reference that you have a customer base of 53 U.S.-based casino properties, racetracks and online sportsbooks in this section. On page 69, you reference 23 large- scale operators as your customers. However, you are only licensed to operate gaming operations in New Jersey, Pennsylvania and Indiana. Please clarify whether your U.S. customer base outside of New Jersey, Pennsylvania and Indiana are primarily related to simulated or social casino gaming and clarify how many of your large-scale operators represent real money casino or sports betting operations in New Jersey, Pennsylvania and Indiana.

Response:

The Company has clarified in the Registration Statement that its U.S. customer base outside of New Jersey, Pennsylvania and Indiana is primarily related to simulated iGaming.

With recent customer acquisitions, the number of retail gaming properties owned and operated by the Company’s U.S. customers has increased from 53 to 101 and this reference has been updated in the Prospectus Summary and Business sections of the Registration Statement. See pages 1, 61 and 70 of the Registration Statement.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has also included an additional breakdown of its revenues by real money iGaming versus simulated iGaming, including a table and narrative discussion comparing results of operations on for each operating segment for the years ended December 31, 2019 and 2018. See pages 53 and 54 of the Registration Statement.

Our Growth Strategy, pages 7 & 66

4. Please revise this section to provide more details of the nature of your international revenues. Please clarify that nearly all of your international revenue, 37.2% of total revenue, was derived from Italy.

Response:

The Company revised the disclosure in the Registration Statement to include additional information on its revenue from different geographic areas based on 2019 results. For the year ended December 31, 2019 revenue from the U.K. outpaced revenue from Italy. See pages 7 and 66 of the Registration Statement.

In addition, the Company included a table in its MD&A discussion which shows a breakdown of revenue by geographic region for the years ended 2019 and 2018, along with a narrative discussion of the basis for those changes. See page 54 of the Registration Statement.

Risk Factors

We rely on a small number of customers for a substantial portion of our revenues.,

5. You state that you have a long-term existing contract with your largest customer. Please disclose the material terms of your contract with this customer, including the identity of the customer, the term of the contract, and termination provisions. Clarify whether the agreements with your largest customers significantly vary from each other and from your smaller customers. In this regard, we note that you generate revenue on a monthly subscription basis.

Response:

The Company revised the disclosed risk factor in the Registration Statement to include a description of certain terms with its major customer, including the identity of the customer, the term of the contract, termination provisions, and its comparison to contracts with our smaller customers. See page 16 of the Registration Statement.

The online gaming industry is heavily regulated..., page 25

6. You disclose that you discovered incidents of cross-state betting activity in December 2019 where players were geo-verified to be physically located primarily in Indiana or Pennsylvania, but had navigated to the New Jersey version of the website. Please clarify how you discovered the incident and whether the use of measures to circumvent geo-verification by players may cause you regulatory risk related to cross-state betting activity.

Response:

The Company has expanded this disclosure and moved the description of this incident and the related risk to a separate risk factor. See page 26 of the Registration Statement.

Corporate Structure, page 36

7. Please clarify the source of the £2 million of consideration to be paid to GAN plc shareholders and whether this will be paid using any proceeds from this offering.

Response:

The Company has expanded the discussion on Corporate Structure to include clarification that the £2 million of cash consideration will be contributed to GAN Limited as a loan from Dermot S. Smurfit, the Company’s CEO, and his father. The disclosure also states that the loan and interest will be repaid from existing cash resources of GAN plc. See page 36 of the Registration Statement.

8. You state on page 93 that the GAN Limited shares exchanged for GAN plc shares as part of the share exchange will be freely tradeable subject to the Rule 144 limitation for affiliates. Please tell us the basis for the belief that the exchanged GAN Limited shares will be freely tradeable.

Response:

The issuance of GAN Limited shares in exchange for GAN plc shares pursuant to the scheme of arrangement (the “Scheme”), as described in the Corporate Structure section, will be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(10) thereof, based on approval of the Scheme by the High Court of Justice, Business and Property Courts of England and Wales, Insolvency and Companies List (ChD) (the “Court”).

For the purpose of qualifying for the Section 3(a)(10) exemption, GAN plc will advise the Court, before the Court holds a hearing on the Scheme, that its sanctioning of the Scheme will be relied upon by GAN Limited and GAN plc as an approval of the Scheme following a hearing as to its fairness to GAN plc shareholders. All GAN plc shareholders will be entitled to attend the hearing in person or through counsel, to support or oppose the sanctioning of the Scheme, and adequate notification will be given to all such holders in a timely manner.

Because the GAN Limited shares will be issued pursuant to the Section 3(a)(10) exemption, and the transaction will not involve a shell company (other than GAN Limited, which is a business combination related shell company), we respectfully submit that the shares will be free trading except for shares held by affiliates of GAN Limited, as provided in item 5 of Staff Legal Bulletin No. 3A (CF):

“In Securities Act Release No. 8869 (Dec. 6, 2007), the Commission amended Securities Act Rule 145 to eliminate the presumptive underwriter provision in Rule 145(c) except for transactions involving a shell company, other than a business combination related shell company. Accordingly, it the Division’s view that securities received in a Rule 145(a) transaction not involving a shell company that was exempt under Section 3(a)(10) may generally be resold without regard to Rule 144 if the sellers are not affiliates of the issuer of the Section 3(a)(10) securities and have not been affiliates within 90 days of the date of the Section 3(a)(10)-exempt transaction, as such securities would not constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. In the event that the securities are held by affiliates of the issuer, those holders may be able to resell the securities in accordance with the provisions of Rule 144.”

Capitalization, page 40

9. Please explain your basis for including the adjustment for the borrowing to finance the payment of cash consideration in the Pro forma, As Adjusted column. In this regard, since the adjustment relates to the Share Exchange and Reorganization, it appears it should be reflected in the Pro Forma column.

Response:

The Company revised the presentation in the Registration Statement to include the £2 million borrowing in the Pro Forma column. See page 40 of the Registration Statement.

10. Please revise to present the line items within equity in the Capitalization table for all columns. Alternatively, revise to provide a separate pro forma balance sheet reflecting the reorganization transactions.

Response:

The Company revised the presentation in the Registration Statement to include the line items within equity within the Capitalization table for all columns. See page 40 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

11. You state that simulated iGaming incorporates powerful loyalty and marketing features aimed at maximizing player engagement. Please clarify how you measure player engagement.

Response:

The Company revised the disclosure in the Registration Statement to remove this statement within Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview. The Company has expanded its discussion of its Key Performance Indicators—including Active Player Days and Average Revenue per Active Daily User--and management’s use of those indicators as a measure of player engagement. See pages 56 and 57 of the Registration Statement.

12. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss the “risk of cash outflow” from certain contractual agreements that you disclose negatively impacts your liquidity and results. Disclose the nature of the contracts, the extent of the risk, any material trends or uncertainties related to those obligations, and the company’s plans to mitigate the risk. For further guidance, please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company revised the disclosure to re-phrase its discussion of the risk of cash outflows.

The disclosure was intended to describe settlement of revenue sharing arrangements which are calculated and earned at the end of each measurement period. The Company’s contracts with its casino operators provide for a revenue share on revenues generated through the Company’s simulated iGaming and real money iGaming solutions. While it is possible that a casino operator could experience a period of loss, the Company does not underwrite or share in that loss—it simply would not have any revenue share for that period.

The Company’s cash outflows from its contractual arrangements are similar to most commercial enterprises including real estate and equipment leases, salaries, and other miscellaneous operating expenses.

Results of Operations, page 53

13. Your disclosure on page 49 suggests that Active Player-Days, Gross Operator Revenue, and Average Revenue per Daily Active User are measures used by management to assess your performance. Please revise your MD&A disclosures to incorporate these measures and how they impacted your operating results. We refer you to Section III.B.1. of SEC Release 33-8350.

Response:

The Company revised the disclosure in the Registration Statement, to include a discussion of these metrics in its MD&A disclosure and how they impacted the Company’s operating results. See pages 56 - 57 of the Registration Statement.

14. To add more context to your operating results discussion, please revise to also incorporate a discussion of your segment results. Refer to Item 5 of Form 20-F and Section III.B.2 of SEC Release 33-8350.

Response:

The Company revised the MD&A disclosure in the Registration Statement to include disclosure of its segments’ results. See the response to Comment 3 above.

Underwriting (Conflicts of Interest), page 105

15. Please briefly describe the “limited exceptions” to your lock-up agreement.

Response:

The Company revised the disclosure in the Registration Statement to include a description of the exceptions to the lock-up agreement. See page 106 of the Registration Statement.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (g) Revenue Recognition, page F-12

16. We note disclosures throughout the filing that you provide “enterprise Software-as-a- Service (“SAAS”) solutions.” You also disclose on page 51 that your standard sale is “a license agreement for SaaS or Iaas.” Please clarify for us whether your real money gaming and simulated gaming solutions include a license to intellectual property or if they represent service arrangements and refer to the authoritative guidance that supports your accounting.

Response:

The Company revised the disclosure of its revenue recognition policy which is included in the MD&A discussion as well as the notes to its audited consolidated financial statements to clarify whether out real money gaming and simulated gaming solutions include a license to intellectual property or if they represent service agreements. The Company has also clarified that it is recognizing revenue in accordance with IFRS 15. See page F-12 of the Registration Statement.

17. Please describe for us, in greater detail, the nature of the platform and development services provided and explain why some are recognized over time and some at a point in time. As part of your response, refer to the authoritative guidance that supports your accounting.

Response:

The Company revised the disclosure of its revenue recognition policy which is included in the MD&A discussion as well as the notes to its audited consolidated financial statements to describe the nature of the platform and development services provided and to explain why some are recognized over time and some at a point in time. The Company has also clarified that it is recognizing revenue in accordance with IFRS 15. See page F-12 of the Registration Statement.

Note 3. Critical Accounting Estimates and Judgments, page F-20

18. For Real Money Gaming and Simulated Gaming solutions, please explain more clearly the circumstances under which you act as principal or agent for each solution and the basis for your conclusions under IFRS 15 B34 – B38. Also, explain what amounts are recorded in your financial statements for revenue and costs when you recognize revenues on a gross or net basis. In this regard, we note that your current disclosure appears to indicate that you record the “revenue share” as revenue regardless of whether you are the principal or agent. Please advise.

Response:

Consistent with the Company’s response to Comments 16 and 17 above, the Company revised the disclosure of its revenue recognition policy as well as its critical accounting estimates and judgments as they relate to revenue recognition to explain more clearly the circumstances under which the Company acts as principal or agent for each solution and the basis for its conclusion. See page F-20 of the Registration Statement.

Note 7. Operating Loss, page F-26

19. Revise to disclose expense amounts by nature for both cost of revenue and administrative expenses that agree to the totals presented on the Consolidated Statement of Comprehensive Income. Refer to IAS 1 paragraph 104.

Response:

The Company acknowledges the Staff’s comment that it discloses its income statement using the function of expense method in compliance with IAS 1 Presentation of Financial Statements (IAS 1). In the context of amending the disclosures in the audited consolidated financial statements related to information to be presented in the statement of comprehensive income or in the notes related to such statement of comprehensive income statement, the Company respectfully submits that the Operating Loss disclosures being made in the notes to consolidated financial statements have been collated in the Operating Loss note to comply with the Companies Act in the United Kingdom.

As provided in IAS 1 paragraph 104, an entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense. The Company respectfully refers the Staff to its disclosures in Notes 11, 12, and 20, respectively, which contain detailed disclosure of amortization and depreciation charges incurred in the year. Disclosures relating to employee benefits expense are included in Note 8 Staff Costs.

The Company has provided additional information regarding the line items within which amortization of intangible assets are included, in the consolidated financial statements for the year ended December 31, 2019. See page F-13 and F14 of the Registration Statement. Other than this, the Company does not believe that any required disclosures relating to paragraph 104 and which are material to its financial statements have been omitted.

Note 10. Income Tax, page F-27

20. Please revise to disclose the components of net loss before taxes as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.

Response:

The Company revised its disclosure in Note 10 to the audited consolidated financial statements to include net loss before taxes as either domestic and foreign and has presented this disclosure within the reconciliation between the reported tax expense for the year, and the theoretical tax expense that would arise when applying the statutory tax rate. See page F-27 of the Registration Statement.

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company has not conducted any “test the waters” meetings.

* * * *

If you have additional questions or need further information, please do not hesitate to contact us by phone or email at the addresses listed above.

Sincerely,

SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

By	/s/ James Mercer III, Esq.
James Mercer III, Esq.

By	/s/ Robert L. Wernli, Jr. Esq.
Robert L. Wernli, Jr. Esq.

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